UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 28, 2024, Magic Empire Global Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 16, 2024 to February 27, 2024, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing of the Company’s ordinary shares. Nasdaq has provided the Company with an 180 calendar days compliance period, or until August 26, 2024, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

This Form 6-K is filed to satisfy the obligation under Nasdaq Listing Rule 5810(b) that the Company publicly disclose the deficiency within four (4) business days after the date of the deficiency letter.

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Magic Empire Global Limited, dated March 1, 2024.

Exhibit Index

Exhibit No.	Description
99.1	Magic Empire Global Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: March 1, 2024	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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